Subsidiaries of the Registrant

Subsidiary Name	Place of Incorporation
Stand Giant International Limited 英立国际有限公司	Hong Kong

Hongshan Energy Technology Services (Taiyuan) Company, Ltd. 红杉能源技术服务（太原）有限公司 *	People's Republic of China.

*  Hongshan Energy Technology Services (Taiyuan) Company, Ltd.红杉能源技术服务（太原）有限公司is the wholly owned subsidiary of Stand Giant International Limited 英立国际有限公司. Stand Giant International Limited 英立国际有限公司is Registrant’s wholly owned subsidiary.